EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	At or For the Quarters Ended						Six Months Ended
	June 30,		March 31,		June 30,		June 30,
	2015		2015		2014		2015		2014
Earnings:
Net income	$115.3		$103.7		$246.9		$219.0		$364.1
Provision for income taxes – continuing operations	37.8		44.0		18.1		81.8		31.6
(Income) from discontinued operation, net of taxes	—		—		(51.7)		—		(54.0)
Income from continuing operations, before provision for income taxes and noncontrolling interests	153.1		147.7		213.3		300.8		341.7
Fixed Charges:
Interest and debt expenses on indebtedness	265.2		271.3		262.2		536.5		534.1
Interest factor: one-third of rentals on real and personal properties	2.0		1.8		1.6		3.8		3.5
Total fixed charges for computation of ratio	267.2		273.1		263.8		540.3		537.6
Total earnings before provision for income taxes and fixed charges	$420.3		$420.8		$477.1		$841.1		$879.3
Ratios of earnings to fixed charges	1.57	x	1.54	x	1.81	x	1.56	x	1.64	x